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SEC FILE NUMBER
8- 33594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMPIRE INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136-20 38TH AVENUE SUITE 9E
(No. and Street)

FLUSHING	**New York**	**11354**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon Wu **(718) 445-2313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd Suite 201	**Sugarland**	**TX**	**77478**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the**

RMS

collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Empire Investment, Inc., as

of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 19.

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

EMPIRE INVESTMENT, INC.

Financial Statements and Supplemental Schedules

December 31, 2018

(With Independent Auditor's Report Thereon and Supplemental Reports)

EMPIRE INVESTMENT, INC.

December 31, 2018

Table of Contents

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Empire Investment, Inc.
136-20 38TH Ave., Suite 9E
Flushing NY 11354

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Empire Investment, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Empire Investment, Inc.'s auditor since 2019.

Sugar Land, TX

May 31, 2019

EMPIRE INVESTMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

ASSETS

Cash	$	2,355
Due from clearing broker		121,319
Securities owned, at market		2
TOTAL ASSETS	$	123,676

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	21,220
TOTAL LIABILITIES		21,220
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		164,388
Paid-in capital		710,694
Accumulated deficit		(772,626)
Total stockholder's equity		102,456
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	123,676

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF COMPREHENSIVE LOSS

For the Year Ended December 31, 2018

Revenues:		
Commissions revenue	$	180,221
Interest income		22,722
Miscellaneous ticket fees		7,230
Total Revenues		210,173
Expenses:		
Payroll and employee benefits		110,753
Clearing fees		62,281
Occupancy		38,822
Communications		16,333
Professional fees		9,700
Travel and entertainment		5,315
Insurance		4,107
Regulatory fees		3,329
Office expense and supplies		2,530
Other expenses		17,228
Total Expenses		270,398
Net loss		(60,225)
Other Comprehensive Gain		
Unrealized gain on securities owned		4
Total Other Comprehesive Income		4
Total Comprehensive Loss	$	(60,221)

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Totals
Balances at January 1, 2018	200	$ 164,388	$ 650,337	$ (712,405)	$ 102,320
Contribution from shareholders	-	-	60,357	-	60,357
Net comprehensive loss	-	-	-	(60,221)	(60,221)
Balances at December 31, 2018	200	$ 164,388	$ 710,694	$ (772,626)	$ 102,456

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (60,225)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker	(602)
Accounts payable and accrued expenses	(2,399)
NET CASH USED IN OPERATING ACTIVITIES	(63,226)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	60,357
CASH FLOWS FROM INVESTING ACTIVITIES:	
Securities purchased	1
Unrealized gain	4
NET CASH PROVIDED BY INVESTING ACTIVITIES	5
NET CHANGE IN CASH	(2,864)
CASH	
Beginning of year	5,219
End of year	$ 2,355
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ -
Cash paid for income taxes	$ 521

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Empire Investment, Inc. (the "Company"), a New York S Corporation formed in 1984, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customer securities transactions are reported on a settlement date basis with related commission fee income and expenses also reported on a settlement date basis. There is no material difference from reporting on a trade date basis.

New Accounting Pronouncements

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Subsequent Events

The Company has evaluated subsequent events through May 31, 2019, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $102,454, which was $97,454 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.207 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays rent for office space to a related party. Rental payments are $3,000 per month with no escalation. During 2018 the Company was billed $36,000 in rent, which is included in the occupancy expense in the statement of comprehensive loss. At December 31, 2018 $3,000 was due to the related party.

NOTE 7 – FAIR VALUE INSTRUMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2018. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2018.

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are asfollows:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at themeasurement date.
> **Level 2** inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
> **Level 3** inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in an East West Bank Account.

Investments in Equity Securities

Investments in equity securities are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security	Level 1	Level 2	Level 3	Total
Securities owned	-	-	2	2
Totals	-	-	2	2

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

December 31, 2018	Carried Value	Market Value	Unrealized Gain
Other	2	2	-
Totals	2	2	-

The fair value of the securities noted have been measured on a recurring basis using Level 3 inputs, which were based on unadjusted quoted market prices provided by the clearing firm. There have been no changes in valuation techniques.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE INVESTMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

NET CAPITAL:		
Stockholder's equity		$ 102,456
Less non-allowable assets and deductions:		
Haircuts on securities	2	
		2
NET CAPITAL		$ 102,454
AGGREGATE INDEBTEDNESS, total liabilities		$ 21,220
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 1,415
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($102,454 - $5,000)		$ 97,454
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21,220 / 102,454	20.71%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

EMPIRE INVESTMENT, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2018

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

EMPIRE INVESTMENT, INC.
136-20 38th Avenue Suite 9E
Flushing, N.Y. 11354
(718) 445-2313

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2018

Empire Investment, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).
2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Empire Investment, Inc.

I, Leon Wu, swear that, to my best.knowledge and belief, that this Exemption Report is true and correct.

Leon Wu, President — Date: 1/21/19

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Leon-Sun Wu
Empire Investment, Inc.
136-20 38TH Ave., Suite
9E
Flushing, NY 11354

Dear Leon-Sun Wu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Empire Investment, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Empire Investment, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Empire Investment, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empire Investment, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 31, 2019

EMPIRE INVESTMENT, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2018

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.